1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Harry S. Pangas harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

September 25, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Karen Rossotto

Re:	MSC Capital LLC

Registration Statement on Form 10

File Number: 000-56189

Ladies and Gentlemen:

On behalf of MSC Capital LLC (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) in a letter dated August 28, 2020 relating to the Company’s registration statement on Form 10 that was filed with the SEC on July 31, 2020 (the “Registration Statement”).

As you are aware, the Company is filing a withdrawal request with the SEC relating to the Registration Statement, to ensure that the Registration Statement does not become automatically effective on the sixtieth day after its initial filing in accordance with Section 12(g)(1) of the Securities Exchange Act of 1934 prior to the completion of the SEC staff’s review thereof. Concurrently with the filing of the withdrawal request, the Company is filing a new Registration Statement with the SEC (the “Replacement Registration Statement”) that will address the comments that have been received from the Staff to the Registration Statement, but is otherwise expected to be substantially identical to the Registration Statement. We have included a redline between the Registration Statement and the Replacement Registration Statement as correspondence in this filing.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Replacement Registration Statement on Form 10 filed by the Company on the date hereof.

September 25, 2020 Page 2

General

1.	Comment: Please confirm that the Company does not intend to issue debt securities or preferred stock within a year from the effective date of the registration statement.

Response: The Company intends to enter into a bank credit facility following the Conversion. The Company has added disclosure accordingly. See page 10 of the Replacement Registration Statement. The Company currently does not intend to issue other debt securities or preferred stock within a year from the effective date.

2.	Comment: Please advise us if you have submitted, or expect to submit, an exemptive application or no-action request on behalf of the Company in connection with the registration statement.

Response: The Company has not submitted and currently does not expect to submit an exemptive application or no-action request in connection with the registration statement.

Explanatory Note (Page 1)

3.	Comment: In the third italicized bullet, the disclosure refers to Steele Creek Investment Management LLC as “a majority-owned subsidiary of Moelis Asset Management and our investment adviser.” Please clarify in the disclosure what this means. In doing so, please explain here the relationship among MAM, the Investment Advisor and Kenneth Moelis (as referenced in the last sentence of the first paragraph on page 4).

Response: The Company has revised the disclosure accordingly. See page 1 of the Replacement Registration Statement.

4.	Comment: In the paragraph immediately following the bullets, please add disclosure indicating that the Company is also subject to the proxy rules in Section 14 of the 1934 Act, and the Company and its directors, officers, and principal stockholders are subject to the reporting requirements of Sections 13 and 16 of the 1934 Act. Please also include that the Commission maintains an Internet Web site (http://www.sec.gov) that contains these reports.

Response: The Company has revised the disclosure accordingly. See page 1 of the Replacement Registration Statement.

September 25, 2020 Page 3

5.	Comment: With respect to the lack of liquidity of, manner of distribution of and funding of distributions made by non-traded BDCs, please add the bulleted disclosure below, if accurate, in bold and larger font. We suggest the bullets also appear prominently immediately above the signature line on the Subscription Agreement:

●	The Company’s shares may not be sold without the written consent of the Investment Advisor.
●	If the Company makes additional offerings of its shares in the future, an investor may be required to make additional purchases of the Company’s shares on one or more dates to be determined by the Company.
●	The Company’s shares are not currently listed on an exchange, and it is uncertain whether they will be listed or whether a secondary market will develop. Therefore the Company’s shares constitute illiquid investments.
●	Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.
●	Repurchases of shares by the Company, if any, are expected to be limited.
●	An investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.
●	Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

Response: The Company has revised the disclosure accordingly. With respect to the second bullet, the Company respectfully submits that disclosure is not applicable because investors are not being asked to make capital commitments to the Company. See the last paragraph under the heading “Explanatory Note” in the Replacement Registration Statement.

Item 1. Business — The Company (Page 3)

6.	Comment: The disclosure in the first sentence states that the Company will “convert to a Maryland corporation to be named Steele Creek Capital Corporation in connection with the commencement of our operations.” As the Company is a newly formed entity, please explain supplementally when the Conversion will occur and why the Company is currently registered as a Delaware limited liability company.

Response: The Conversion will be undertaken to comply with certain requirements and in order to assist the Company in qualifying as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) for its first taxable year as a business development company. The Company believes that the Conversion is a standard approach for a business development company and for seeking to qualify as a RIC for its tax year as a corporation.

September 25, 2020 Page 4

7.	Comment: In the first sentence of the third paragraph, the disclosure states that the Company’s investment objective is to “generate high current income and provide moderate liquidity.” Please explain how the Company will achieve its objective to provide moderate liquidity.

Response: The Company has revised the disclosure accordingly. See page 3 of the Replacement Registration Statement.

8.	Comment: Please describe what broadly syndicated bank loans are and what mezzanine financings are.

Response: The Company has revised the disclosure accordingly. See page 3 of the Replacement Registration Statement.

9.	Comment: In the third sentence the disclosure references a “diversified pool” of investments the Company will make to achieve its objective. As the Company is non-diversified under the 1940 Act, please delete or replace the word “diversified.”

Response: The Company has revised the disclosure accordingly. See page 3 of the Replacement Registration Statement.

10.	Comment: Please disclose in this section the expected maturity of the corporate debt and CLOs in which the Company will invest. In addition, please disclose here (as indicated on page 6) that the Company can invest in equity and junior debt tranches of CLOs.

Response: The Company has revised the disclosure accordingly. See page 3 of the Replacement Registration Statement.

11.	Comment: The disclosure in the fifth sentence states that “The majority of [the Company’s] investments are expected to be rated below investment grade by a rating agency.” Please disclose these investments are known as “junk”.

Response: The Company has revised the disclosure accordingly. See page 3 of the Replacement Registration Statement.

September 25, 2020 Page 5

Item 1. Business — The Investment Advisor (pages 4)

12.	Comment: This section describes the Investment Advisor’s Investment Team and Investment Committee. Please identify the person or persons who are primarily responsible for the day to day management of the portfolio. If the portfolio managers are jointly and primarily responsible for day to day management, please make that clear and provide a brief description of each person’s role on the Team or Committee.

Response: The Company has revised the disclosure accordingly. See page 4 of the Replacement Registration Statement.

13.	Comment: In the second paragraph, the disclosure states “...the Investment Advisor believes that it has excellent support personnel, including expertise in risk management, legal, accounting, tax, information technology and compliance, among others.” In the second sentence of the fourth paragraph, the disclosure states “Through the Resource Sharing Agreement, the Investment Advisor leverages the Moelis infrastructure, including finance, accounting, legal, compliance and information technologies assistance.” The disclosure further states that access to the resources of MAM under the Resource Sharing Agreement will “enable the Investment Advisor to fulfill its obligations under the Investment Advisory Agreement and Administration Agreement.” Please reconcile the inconsistency in the disclosures.

Response: The Company has revised the disclosure accordingly. See page 4 of the Replacement Registration Statement.

14.	Comment: Please disclose in this section how the board of directors, including the independent directors, will review the compensation that the Company pays to the Investment Advisor under the Administration Agreement and determine that such payments are reasonable in light of the services provided.

Response: The Company has revised the disclosure accordingly. See page 5 of the Replacement Registration Statement.

Item 1. Business — Moelis Asset Management (page 5)

15.	Comment: Please explain what “various Kenneth Moelis-affiliated alternative asset management firms” are. Please also simplify the disclosure in this section to clarify the relationship among each of the entities disclosed and the Company.

Response: The Company has revised the disclosure accordingly. See page 5 of the Replacement Registration Statement.

September 25, 2020 Page 6

Item 1. Business — Market Opportunity (page 5)

16.	Comment: In the last line of the second bullet, the disclosure references “rights offerings typically conducted by distressed issuers.” If investing in distressed issuers is part of the principal strategies of the Company, please disclose so in Investment Objective on page 6. In doing so, please include, as appropriate, the language from page 54 “As part of our lending activities, we may originate loans to companies that are experiencing significant financial or business difficulties, including companies involved in bankruptcy or other reorganization and liquidation proceedings.”

Response: Investing in distressed issuers is not part of the principal investment strategies.

Item 1. Business — Investment Objective (page 5)

17.	Comment: In the fourth sentence of the first paragraph, the disclosure states that the Company will primarily invest in first lien secured loans and “to a lesser extent” second lien loans. If the Company intends to invest in covenant-lite loans, please describe such loans and the extent to which the Company may invest in these types of loans; also, disclose in the Risk Factors section the heightened risks associated with covenant-lite loans.

Response: The Company has revised the disclosure accordingly. See page 6 of the Replacement Registration Statement.

18.	Comment: In the second paragraph, please explain what junior debt tranches of CLOs are and the risks associated with these investments. In doing so, please disclose here that the Company’s investments in CLO tranches will likely be subordinate to other senior classes of note tranches thereof (as disclosed on page 52).

Response: The Company has revised the disclosure accordingly. See page 6 of the Replacement Registration Statement.

19.	Comment: In the penultimate sentence of the second paragraph, the disclosure indicates that senior secured loans within a CLO will be subject to “limitations on non-U.S. borrowers.” Please disclose with greater specificity the limitations on non-U.S. borrowers.

Response: The Company has revised the disclosure accordingly. See page 6 of the Replacement Registration Statement.

September 25, 2020 Page 7

20.	Comment: In the last line of the second paragraph, the disclosure states that the Company may invest in companies “located outside of the United States.” If these will include companies in emerging markets, please disclose so and disclose the associated risks.

Response: The Company has revised the disclosure accordingly. See page 6 of the Replacement Registration Statement.

21.	Comment: The disclosure in the third paragraph refers to “synthetic CLOs” and “CLO warehouses.” Please explain what these are in plain English. Please also explain what “low long-term beta” means. The disclosure in this paragraph also states that the Company will invest in convertible securities. If the Company will invest in contingent convertible securities as part of its principal strategies, please identify such securities as part of the Company’s principal strategies and disclose the corresponding risks of such securities in the Risk Factors section.

Response: The Company has determined to not include synthetic CLOs in the investment objective and has removed the reference to synthetic CLOs. Contingent convertible securities will not be a principal investment strategy. The Company has revised this disclosure regarding CLO warehouses and low long-term beta accordingly. See page 6 of the Replacement Registration Statement.

Item 1. Business — Investment Approach (page 7)

22.	Comment: The last line of the first paragraph refers to “optimal risk-adjusted returns”. Please explain what the term “risk-adjusted” means.

Response: The Company has revised the disclosure accordingly. See page 7 of the Replacement Registration Statement.

23.	Comment: In the last sentence of the sixth paragraph, in Investing in CLOs, the disclosure describes the loans and CLO debt and equity that the Company will buy as those that the Investment Advisor believes are “high quality”. Please disclose what “high quality” means in this context. Please also explain to us how this disclosure, stating that the Investment Advisor seeks to mitigate risk by seeking to buy loans and CLO debt and equity that the Investment Advisor believes are high quality, is consistent with earlier disclosure that the Company will invest in high-yield investments, which, as stated on page 3, “may result in an above average amount of risk and volatility or loss of principal”.

Response: The Company has revised the disclosure accordingly. See page 8 of the Replacement Registration Statement.

September 25, 2020 Page 8

Item 1. Business — Advisory Agreement (pages 9 – 11)

24.	Comment: The disclosure in the second line at the top of page 10 refers to a “Liquidity Event”. This is the first time this term appears in the registration statement and it has not been defined. Please explain what it refers to.

Response: The Company has revised the disclosure accordingly. See page 10 of the Replacement Registration Statement.

25.	Comment: Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conform to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

Response: The Company respectfully declines to comply with this comment. Given the fact that the Form 10 registration statement does not require such disclosure, such disclosure has not been included in the Form 10 registration statements of other private BDCs, and given the sophisticated nature of the Company’s investors (i.e., not retail investors), the Company does not believe it is necessary to include such disclosure.

26.	Comment: In Incentive Fee, please disclose a graphical representation and examples showing the calculation of the income-based component of the incentive fee.

Response: The Company has revised the disclosure accordingly. See page 12 of the Replacement Registration Statement.

Item 1. Business — Initial Portfolio (page 12)

27.	Comment: In this section, the disclosure states “In conjunction with our formation, certain affiliates of our Investment Advisor contributed assets to us in exchange for limited liability company membership interests of the Company at an aggregate purchase price of $[.].” Please explain to us supplementally the nature of the sale of these membership interests and the affiliates that own them. Please also explain how the interests will be affected by the Conversion.

Response: Upon completion of the Conversion, all issued and outstanding limited liability company interests in the Company will be converted into the same number of shares of common stock of the Company, representing 100% of the ownership of the Company.

September 25, 2020 Page 9

Item 1. Business — The Private Offering (page 12)

28.	Comment: Please disclose specifically that none of the liquidity options disclosed in this section are guaranteed to occur. Please also disclose here any restrictions that limit an investor’s ability to sell its shares.

Response: The Company has revised the disclosure accordingly. See page 16 of the Replacement Registration Statement.

Item 1. Business — Regulation (page 13)

29.	Comment: In the penultimate paragraph of this section, the disclosure states that the Company may issue new shares of common stock at a price below net asset value in certain circumstances. Please disclose that the Company will comply with the conditions set forth in Section 63(2) of the 1940 Act when selling common stock at a price below net asset value.

Response: The Company has revised the disclosure accordingly. See page 17 of the Replacement Registration Statement.

Item 1A. Risk Factors

30.	Comment: On page 48, in Investments in Middle-Market Portfolio Companies, the disclosure states “We may invest a portion of our investable capital in small and/or less well-established companies.” If this is a principal investment strategy of the Company, please disclose these investments in the Investment Objective.

Response: The Company has revised the disclosure accordingly. See page 6 of the Replacement Registration Statement.

31.	Comment: At the bottom of page 6, the disclosure states “The Investment Advisor may employ techniques to hedge investment risk, including without limitation, the use of futures, forward contracts and options, swaps and short positions.” Please disclose the risks associated with the Company’s use of derivatives in this section. See Letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response: The Company has revised the disclosure accordingly. See page 66 of the Replacement Registration Statement.

September 25, 2020 Page 10

Item 2. Financial Information (pages 64-68)

32.	Comment: Please provide in correspondence the name of the independent accounting firm that audits the financial statements.

Response: The Company’s independent accounting firm is Grant Thornton LLP.

33.	Comment: On page 64, please include the following disclosure at the end of the introductory paragraph: “You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this Registration Statement.”

Response: The Company has revised the disclosure accordingly. See page 71 of the Replacement Registration Statement.

34.	Comment: On page 66, immediately preceding Valuation Procedures, please include a “Critical Accounting Policies” section, which should:

a.	Disclose that “The preparation of the financial statements in accordance with U.S. GAAP will require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods covered by such financial statements”;

b.	Identify any accounting estimates deemed most critical;

c.	Disclose that on an on-going basis, the registrant will evaluate its estimates, including those described in (b);

d.	Disclose that critical accounting policies in the notes to future financial statements will be disclosed;

e.	Include the ASC Topic 820 language; and

f.	Include the revenue recognition policy under Generally Accepted Accounting Principles.

Response: The Company has revised the disclosure accordingly. See pages 73-76 of the Replacement Registration Statement.

September 25, 2020 Page 11

35.	Comment: Please disclose the name of the Dealer Manager in this section.

Response: The Company has revised the disclosure accordingly. See page 75 of the Replacement Registration Statement.

Item 7. Certain Relationships and Related Transactions, and Director Independence (pages 75-79) Conflicts Relating to Purchase and Sale of Investments (page 76)

36.	Comment: In the first sentence of Allocation of Investment Opportunities, the disclosure states “None of the Steele Creek Affiliates is under any obligation to offer investment opportunities of which it becomes aware to the Company or to account to the Company or share with the Company or inform the Company of any investments before offering investments to other funds or accounts that Steele Creek Affiliates manage or advise.” As the Investment Advisor, MAM, its affiliates, its partners and employees are Steele Creek Affiliates, and earlier disclosure states that the Investment Committee “must include at least one member who is a representative of MAM at all times,” please explain to us why the Steele Creek Affiliates are not under any of the obligations described in this disclosure.

Response: The Company has revised the disclosure accordingly. See page 83 of the Replacement Registration Statement.

* * *

Should you have any questions or comments, please contact the undersigned at 202.261.3466.

Sincerely,

Harry S. Pangas

HSP

cc:	Glenn Duffy, Steele Creek Capital Corporation

Christopher Ryan, Steele Creek Capital Corporation

Marie Bober, Steele Creek Capital Corporation